UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2020

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-36820

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDTRONIC PUBLIC LIMITED COMPANY
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

Required Information

1.    The Medtronic Puerto Rico Employees' Savings and Investment Plan Financial Statements at April 30, 2020 and 2019 and Supplemental Schedule at April 30, 2020

2.    Exhibit 23.1
Consent of Independent Registered Public Accounting Firm – Baker Tilly US, LLP
3.    Exhibit 23.2
Consent of Independent Registered Public Accounting Firm – RSM US LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

Dated: October 26, 2020	By:	/s/ Carol A. Surface
Carol A. Surface Senior Vice President and Chief Human Resources Officer

The Medtronic Puerto Rico Employees' Savings and Investment Plan
Note:    Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Qualified Plan Committee of The Medtronic Puerto Rico Employees’ Savings and Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the "Plan") as of April 30, 2020, and the related statement of changes in net assets available for benefit for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefit of the Plan as of April 30, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's 2020 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the 2020 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2020 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the 2020 financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of April 30, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2020 financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan's auditor since 2020.

Minneapolis, Minnesota

October 26, 2020

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee
The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) as of April 30, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Plan's auditor from 2008 - 2019.

Minneapolis, Minnesota
October 23, 2019

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statements of Net Assets Available for Benefits

	April 30
(in thousands)	2020	2019
Assets:
Plan's interest in the Medtronic, Inc. Master Trust Fund (Note 4)	$222,247	$217,193
Total investments	222,247	217,193

Receivables:
Notes receivable from participants	9,111	7,741
Total receivables	9,111	7,741

Net assets available for benefits	$231,358	$224,934

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
(in thousands)	April 30, 2020
Additions:
Income:
Interest income on notes receivable from participants	$462
Total income	462
Contributions:
Participant	12,889
Employer	11,718
Total contributions	24,607
Total additions	25,069

Deductions:
Benefits paid	(12,139)
Plan’s interest in the Medtronic, Inc. Master Trust Fund loss (Note 4)	(6,506)
Total deductions	(18,645)

Net increase	6,424

Net assets available for benefits:
Beginning of year	224,934
End of year	$231,358
See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (amounts in thousands)

1. Description of Plan
The following description of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General and Eligibility
The Plan is a contributory defined contribution plan of Medtronic Puerto Rico Operations Company (the Company). The Plan seeks to assist employees in increasing retirement savings and financial security upon retirement. The Plan has three components: (i) a component related to participant elective deferrals and cash matching contributions by the Company (Traditional Component), (ii) a Retirement Plan Account (RPA) component related to additional employer contributions to a retirement account for participants in the Plan prior to May 1, 2016, and (iii) a Medtronic Core Contribution (MCC) component related to additional employer contributions to a retirement account for participants who joined the Plan on or after May 1, 2016.
Participants joining the Plan on or after May 1, 2016 are immediately eligible to receive the MCC and will receive employer contributions equal to 3% of their eligible pay each pay period. Active participants will vest in Company matching contributions, including earnings and losses thereon, after three years of employment.
Generally, the Plan is available to all eligible regular full-time and part-time employees of the Company. Immediately upon hire, eligible employees may begin contributing to the Plan and receive employer matching contributions. Eligible employees other than regular full- or part-time employees are eligible to receive contributions after completing one year of service in a consecutive 12-month period during which they work at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Administration of Plan Assets
The Qualified Plan Committee (the Committee) of the Company monitors, manages, and oversees the investment choices of the Plan and provides certain other plan administrative functions. The Committee has appointed Banco Popular de Puerto Rico (the Trustee) as Trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. On July 1, 2019, the Committee appointed Fidelity Workplace Services, LLC (the Recordkeeper) as Recordkeeper for the Plan, replacing Alight Solutions as the Recordkeeper. The Recordkeeper provides participant services, education, and communication services. The Recordkeeper also maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses, as defined in the Plan document.
Master Trust
The investments of the Plan, along with investments of the Medtronic Savings and Investment Plan, are pooled for investment purposes in the Medtronic, Inc. Master Trust Fund (the Master Trust), also known as the Medtronic Defined Contribution Plan Master Trust, under custody of the Trustee.
Contributions
Traditional Component
The Plan provides a regular savings program for the employees of the Company under which participants may contribute 2% to 75% of their eligible compensation to the Plan through pre-tax payroll deductions, subject to statutory limits. Employees are automatically enrolled at a pre-tax contribution rate of 6% of their eligible compensation, unless elected otherwise by the employee. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will increase annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the Traditional Component of the Plan have the option to opt out within the 60 days prior to automatic enrollment. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.
Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Recordkeeper. However, any funds exchanged out of the Capital Preservation Fund must remain invested in another investment alternative for a period of at least three months before being moved into the Inflation Protection Fund.

Employer matching contributions are based on each participant's Traditional Component contributions, up to 6% of eligible compensation, and are made each pay period in the amount of 50% of these contributions. Company matching contributions are allocated into the same investments as elective contributions. The Company’s matching cash contributions to participants’ accounts were $4,189, net of forfeitures, for the year ended April 30, 2020.
RPA
For eligible employees hired before May 1, 2016, the Company contributes an amount equal to 5% of eligible compensation to participant accounts each pay period. These participants are eligible for RPA contributions after having completed one year of service, as defined by the Plan document. Company contributions are allocated into the same investments as elective contributions. For the year ended April 30, 2020, the Company contributed $5,273 through the RPA.
MCC
For participants hired on or after May 1, 2016, and employees previously employed by Covidien, the Company contributes an amount equal to 3% of eligible compensation to participant accounts each pay period. These participants are immediately eligible for the MCC and Company contributions are allocated into the same investments as elective contributions. For the year ended April 30, 2020, the Company contributed $2,287 through the MCC.
Rollover Contributions
Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (rollover contributions).
Vesting and Forfeitures
Participants are 100% vested in their contributions and RPA contributions, including earnings and losses thereon, at all times. Under the Traditional Component, active participants vest in Company matching contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company matching contributions after three years. Under the MCC Component, active participants vest in Company contributions, including earnings and losses thereon, after completion of three years of service. Participants also become fully vested upon normal retirement date, death, total disability, termination of the Plan, or complete discontinuance of employer contributions.
Nonvested account balances of terminated employees are forfeited. Forfeited employer contributions are restored if a previously terminated employee returns to Medtronic plc within five years of termination. The balances of forfeited nonvested accounts at April 30, 2020 and 2019 were $401 and $278, respectively. Forfeited nonvested accounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan or reduce employer contributions. During the year ended April 30, 2020, forfeited nonvested accounts of $41 were used by the Plan Administrator for these items.
Distributions
Active participants may request a partial or total cash withdrawal of their after-tax contributions account and rollover contributions account at any time. Additionally, active participants who have attained age 59½ may request a partial or total cash withdrawal of their Traditional Component Employee Contribution accounts, but are not allowed to take withdrawals from their MCC, RPA, prior retirement plan, or Traditional Component Employer Match accounts until retirement or termination of employment.
Upon termination, retirement, or total disability, participants may receive distribution of their account in a lump sum payment.
Active participants may also take hardship withdrawals from their pre-tax contributions account if they incur immediate and severe financial needs (as defined in the Plan document) that cannot be met through other available sources in the Plan, including available note provisions. The amount of hardship withdrawal cannot exceed the amount of financial need plus an additional amount to cover taxes and any anticipated penalties. The hardship withdrawal is taxed upon distribution with a 10% penalty tax imposed. Participants cannot contribute to the Plan for twelve months after the effective date of their hardship withdrawal.
Upon the death of a participant, vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic plc ordinary shares in-kind or as cash. Any fraction of a share of stock is paid in cash.

Notes Receivable from Participants
Participants are limited to one outstanding note at a time and can borrow up to 50% of their vested account balance, not to exceed the maximum note amount of $50. The minimum note amount is $1. Notes are repaid through payroll deductions in equal amounts, typically over one to five years. The notes are collateralized by the balance in the participant’s account. The interest rate on new loans is one percentage point above the prime rate as reported by Reuters in effect on the first business day of the month following the date to which it is to apply. At April 30, 2020, notes receivable from participants were due at various dates through April 2025, with interest rates ranging from 3.25% to 6.50%. At April 30, 2019, notes receivables from participants were due at various dates through May 2024, with interest rates ranging from 3.25% to 6.50%.
Plan Termination
The Plan provides that the Board of Directors of the Company is able to terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Recently Adopted
There were no accounting pronouncements adopted that had a material impact on the financial statements in the current year.
Not Yet Adopted

In July 2018, the Financial Accounting Standards Board (FASB) issued guidance which amended subtopic 962-325 and removes the stable value common collective fund from the illustration example in paragraph 962-325-55-17 to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share as practical expedient. Rather, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure net asset value in accordance with Topic 820. The adoption of this guidance is not expected to impact the Plan's disclosures.

In August 2018, the FASB issued guidance which modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The new standard will be effective for the Company in the first quarter of plan year 2021. The adoption of this guidance is not expected to have a material impact on the Plan's disclosures.
Investment Valuation and Investment Income Recognition
The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts within the Capital Preservation Fund, which are reported at contract value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for discussion of fair value measurements.
Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values at the reporting date.

Investment Contracts
The Master Trust, through its investment in the Capital Preservation Fund, invests in fully benefit-responsive investment contracts, including both traditional guaranteed investment contracts (GICs) and synthetic GICs. The Capital Preservation Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.
The terms of fully benefit-responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract, or total liquidation of the covered investments. However, fully benefit-responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.
A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically (usually either monthly or quarterly), but in no event is the crediting rate less than 0%.
Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.
Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
As traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Traditional GICs and synthetic GICs are measured at contract value, as discussed above. The Plan's fully benefit-responsive investments are included in the Master Trust.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Participants with notes pay an origination fee from their respective Plan accounts. No allowance for credit losses was recorded at April 30, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced to zero and a benefit payment is recorded.
Administrative Expenses
Plan expenses are generally paid by the Master Trust and are reflected in the Plan’s interest in the Medtronic, Inc. Master Trust Fund loss on the Statement of Changes in Net Assets Available for Benefits. Plan expenses may also be paid for by the Company, and such expenses are excluded from these financial statements. Plan expenses consist of trustee and account maintenance fees. Participants with notes pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts. Investment-related expenses are included in net appreciation in fair value of investments.
Payment of Benefits
Benefit payments are recorded upon distribution.
Risks and Uncertainties
The Plan invests in various investment securities through the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the Statement of Net Assets Available for Benefits at April 30, 2020.
Concentration of Market Risk
Approximately 2.8% and 3.1% of the Plan's assets were invested in ordinary shares of Medtronic plc at April 30, 2020 and 2019, respectively. The underlying value of the Medtronic plc Stock Fund, which is part of the Master Trust, is entirely dependent on the performance of Medtronic plc and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic plc ordinary shares could materially affect participants’ account balances and the amounts reported on the Statement of Net Assets Available for Benefits at April 30, 2020.

3. Fair Value Measurements
Under the authoritative guidance for fair value measurements, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:
•Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
•Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
•Level 3 - Inputs are unobservable for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at April 30, 2020 and 2019.
Registered investment companies: Valued at net asset values (NAV) which are not publicly reported. The net asset values are calculated based on the valuation of the underlying assets. The underlying assets are valued at the quoted market prices of shares held by the plan at year-end in the active market on which the individual securities are traded.
Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Medtronic plc Stock Fund and Medtronic ESOP Fund: The Medtronic plc Stock Fund and Medtronic ESOP Fund are both invested in Medtronic plc ordinary shares, which are measured at fair value. The shares are valued at the closing price reported in the active market in which the individual security is traded and are therefore categorized as Level 1 investments.
The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the plan year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the year ended April 30, 2020.
The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables provide information, by level, for investments in the Master Trust that are measured at fair value on a recurring basis:

	Assets at Fair Value at April 30, 2020
(in thousands)	Total	Level 1	Level 2	Level 3	NAV Practical Expedient(1)
Registered investment companies	$14,818	$—	$14,818	$—	$—
Medtronic plc Stock Fund and ESOP Fund	791,451	791,451	—	—	—
Collective trusts	8,509,543	—	—	—	8,509,543
Total investments in Master Trust, at fair value	$9,315,812	$791,451	$14,818	$—	$8,509,543

	Assets at Fair Value at April 30, 2019
(in thousands)	Total	Level 1	Level 2	Level 3	NAV Practical Expedient(1)
Registered investment companies	$20,055	$—	$20,055	$—	$—
Medtronic plc Stock Fund and ESOP Fund	813,963	813,963	—	—	—
Collective trusts	8,838,162	—	—	—	8,838,162
Total investments in Master Trust, at fair value	$9,672,180	$813,963	$20,055	$—	$8,838,162
(1)Certain investments are measured at NAV per share (or its equivalent) as a practical expedient and are included above to permit reconciliation to total investments in the Master Trust at fair value.
The table above excludes the Capital Preservation Fund, which is comprised of fully benefit-responsive investments that as of April 30, 2020 and 2019 had contract values of $666,028 and $626,852, respectively. As discussed within Note 2, fully benefit-responsive contracts are measured at contract value.
The following table summarizes investments measured at fair value based on NAV as a practical expedient:

	Fair Value at April 30		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
(in thousands)	2020	2019
Collective trusts	$8,509,543	$8,838,162	(1)	(1)	(1)
(1)Collective trusts share the common goal of growth and preservation of principal. The collective trusts indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.
4. Plan’s Interest in the Medtronic, Inc. Master Trust Fund
Certain assets of the Plan are invested in the Master Trust, which also includes certain assets of the Medtronic Savings and Investment Plan. The Plan’s Trustee and Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. The Plan’s interest in the net assets of the Master Trust were 2.2% and 2.1% on April 30, 2020 and 2019, respectively, as determined by comparing the Plan's investment in the Master Trust to total net assets in the Master Trust.
The Master Trust is invested in various funds, including funds held by registered investment companies and collective trusts, funds fully invested in Medtronic plc stock, and both traditional and synthetic GICs. The investments in the Capital Preservation Fund (Medtronic GIC) consist of GICs issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities. Refer to Note 3 for additional discussion on the types of funds held within the Master Trust.

The following table summarizes investment balances for the Plan's interest in the Master Trust, as well as total investments in the Master Trust, at April 30, 2020 and 2019:

	Plan's Interest in Master Trust		Total Master Trust Assets
(in thousands)	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Investments, at fair value:
Collective trusts	$187,197	$183,783	$8,509,543	$8,838,162
Registered investment companies	403	572	14,818	20,055
Medtronic plc Stock Fund and Medtronic ESOP Fund	6,543	6,988	791,451	813,963
Total investments at fair value	194,143	191,343	9,315,812	9,672,180

Investments, at contract value:
Medtronic GIC	28,104	25,850	666,028	626,852
Total investments at contract value	28,104	25,850	666,028	626,852

Total Investments	$222,247	$217,193	$9,981,840	$10,299,032
The statement of changes in the Medtronic, Inc. Master Trust Fund net assets is as follows:

Year Ended
(in thousands)	April 30, 2020
Investment income (loss):
Interest and dividends	$172
Dividends on Medtronic plc ordinary shares	17,717
Net depreciation in fair value of investments	(165,411)
Total investment loss	(147,522)
Administrative expenses	(3,837)
Total loss	(151,359)

Transfer of assets into the Master Trust Fund	156,920
Employer contributions	125,823
Employee contributions	416,663
Rollover contributions	56,980
Interest income on notes receivable from participants	5,256
Benefits paid	(925,396)
Change in participant loans	(2,079)
Net decrease	(317,192)
Medtronic, Inc. Master Trust Fund assets
Beginning of year	10,299,032
End of year	$9,981,840
The net depreciation in the fair value of the Master Trust investments for the year ended April 30, 2020 includes gains and losses on investments purchased and sold, as well as unrealized gains and losses on those held during the year, related to all investments reported at fair value above. The Medtronic GIC is reported at contract value. See Note 3 for further information regarding fair value measurements.

The Medtronic Savings and Investment Plan's employer contribution receivable from the prior plan year is included in the transfer of assets into the Master Trust Fund for the year ended April 30, 2020. This contribution was deemed outside of the Master Trust at April 30, 2019 and was subsequently transferred into the Master Trust during the year ended April 30, 2020.
5. Related Party Transactions and Party-In-Interest Transactions
The Plan’s investments consist of the Plan's interest in the Master Trust, which includes shares of registered investment companies, collective trusts, the Medtronic GIC, and Medtronic plc common stock. All investment transactions were managed by the Trustee and the Recordkeeper during the year ended April 30, 2020. These transactions are allowed by the Plan and the Puerto Rico Internal Revenue Code of 1994 (the Code), and qualify as party-in-interest transactions which are exempt from the prohibited transactions rules. In addition, as previously noted, the Master Trust invests in the ordinary shares of Medtronic plc. The Plan's investment in ordinary shares of Medtronic plc at April 30, 2020 and 2019 was $6,543 and $6,988, respectively.
At April 30, 2020 and 2019, the Plan had notes receivable from participants of $9,111 and $7,741, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.
6. Tax Status
The Plan received a favorable determination letter, effective May 1, 2016, from the Puerto Rico Treasury Department. The Puerto Rico Treasury Department has determined tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Subsequent Events
Subsequent events have been evaluated through October 26, 2020, the date this report was approved. There have been no significant subsequent events to report.

SUPPLEMENTAL SCHEDULE
The Medtronic Puerto Rico Employees' Savings and Investment Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
April 30, 2020
EIN 98-0355534
Plan Number 001
(in thousands)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan’s interest in Medtronic, Inc. Master Trust Fund		N/R	$222,247
*	Notes receivable from participants	Interest at 3.25% to 6.50% due at various dates through April 2025	$0	9,111
				$231,358
*	Denotes party-in-interest
N/R	Cost information is excluded, as it is not required for participant directed investments.